As filed with the Securities and Exchange Commission on February 27, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Lennar Corporation

(Name of Subject Company (Issuer), Filer (Offeror))

1.625% Convertible Senior Notes due 2018

0.25% Convertible Senior Notes due 2019

(Title of Class of Securities)

783764AQ6

783764AS2

(CUSIP Number of Class of Securities)

Mark Sustana

General Counsel and Secretary

Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David W. Bernstein, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$274,449,814	$34,169

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of $274,188,000 principal amount of Notes for 100% of their principal amount plus $261,814 of accrued interest to, but not including, March 30, 2018.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,403	Filing Party: Lennar Corporation
Form or Registration No.: 333-221738	Date Filed: November 22, 2017

Amount Previously Paid: $34,169	Filing Party: Lennar Corporation
Form or Registration No.: Schedule TO	Date Filed: February 16, 2018

Amount Previously Paid: $6,901	Filing Party: Lennar Corporation
Form or Registration No.: Schedule TO	Date Filed: February 21, 2018

Amount Previously Paid: $833	Filing Party: Lennar Corporation
Form or Registration No.: Schedule TO	Date Filed: February 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amended Schedule TO amends a Schedule TO filed by Lennar Corporation on February 16, 2018 and replaces two Schedule TOs filed by Lennar Corporation on February 21, 2018.

This Amended Schedule TO relates to three types of consideration that holders of 1.625% convertible senior notes due 2018 (“1.625% Notes”) and 0.25% convertible senior notes due 2019 (“0.25% Notes” and, together with the 1.625% Notes, “Notes”) originally issued by The Ryland Group, Inc. (”Ryland”), which now are obligations of CalAtlantic Group, Inc. (“New CalAtlantic”), a wholly owned subsidiary of Lennar Corporation (“Lennar”), may elect by or before 5:00 p.m. New York City time on March 29, 2018 to receive with regard to their Notes.

The 1.625% Notes were issued under the Seventh Supplemental Indenture (the “Seventh Supplemental Indenture”) dated as of May 16, 2012, to an Indenture (the “Base Indenture”) dated as of June 28, 1996. The 0.25% Notes were issued under the Ninth Supplemental Indenture (the “Ninth Supplemental Indenture”, and, together with the Seventh Supplemental Indenture and the Base Indenture, the “Indenture”) to the Base Indenture. The Notes were issued by Ryland. On October 1, 2015, Ryland was merged into the former CalAtlantic Group, Inc. (“Old CalAtlantic”) and Old CalAtlantic assumed the obligations of the issuer under the Indenture and the Notes. On February 12, 2018, Old CalAtlantic was merged with and into New CalAtlantic (the “Merger”), New CalAtlantic assumed the obligations of Old CalAtlantic under the Indenture and the Notes, and Lennar guaranteed the obligations of New CalAtlantic with regard to the Notes.

The three types of consideration available to holders of Notes until 5:00 p.m. New York City time on March 29, 2018 are:

•	Payment due to exercise of Fundamental Change Purchase Right. The Merger constituted a Fundamental Change under each of the Supplemental Indentures. As a result, the holders of the Notes have a Fundamental Change Purchase Right, which entitles them to require New CalAtlantic to purchase their Notes during a period ending on a date specified by the issuer (or its successor) that is not less than 20 nor more than 35 business days after the Fundamental Change for 100% of their principal amount plus accrued but unpaid interest to, but not including, the purchase date. A Notice of Fundamental Change (the “Notice of Fundamental Change”), containing information about the Fundamental Change Purchase Right was distributed to holders of Notes on February 16, 2018.

•	Conversion in accordance with Supplemental Indentures. Under each of the Supplemental Indentures, holders of the Notes to which it relates have the right to convert their Notes into cash equal to $48.26 with regard to each share of former CalAtlantic common stock as to which the Note is converted. With regard to Notes of either issue submitted for conversion by or before 5:00 p.m. New York City time, the number of shares of former CalAtlantic common stock issuable on conversion of Notes (the “Conversion Rate”) will be increased by a Make-Whole Adjustment. After that time, the Conversion Rate with regard to each issue of Notes will no longer benefit from the Make-Whole Adjustment.

•

Lennar Offer of Modified Conversion Consideration. Lennar has offered holders of Notes who submit their Notes for conversion by or before 5:00 p.m., New York City time on March 29, 2018, the right to elect to receive, with regard to each share of former CalAtlantic common stock as to which a Note is converted, instead of $48.26 per share in cash, (a) 0.7045 shares of Lennar Class A common stock, (b) 0.0141 shares of Lennar Class B common stock, and (c) $9.845 in cash (the “Modified Conversion Consideration”). This offer, as it applies to holders of 1.625% Notes, is described in a Prospectus Supplement to Registration Statement 333-221738 captioned “Offer of Modified Conversion Consideration and Solicitation of Consents Relating to CalAtlantic Group, Inc. 1.625% Convertible Senior Notes due 2018” (the “1.625% Note Prospectus Supplement”). The offer, as it applies to holders of 0.25% Notes, is described in a Prospectus Supplement to Registration Statement 333-221738 captioned “Offer of Modified Conversion Consideration and Solicitation of Consents Relating to CalAtlantic Group, Inc. 0.25% Convertible Senior Notes due 2019” (the “0.25% Note Prospectus Supplement” and, together with the 1.625% Note Prospectus Supplement, the “Prospectus Supplements”). The Prospectus Supplements were distributed to holders of

Notes on February 22, 2018. Although the two Prospectus Supplements are somewhat different because of differences in the terms of the two issues of Notes and the Supplemental Indentures that govern them, Lennar’s offer of Modified Conversion Consideration is the same with regard to both issues of Notes. By electing to receive the Modified Conversion Consideration, a holder of Notes will also be consenting to removal of Section 10.01 from the Supplemental Indenture that governs the holder’s Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information set forth in the Notice of Fundamental Change and in each of the Prospectus Supplements is incorporated into this Schedule TO in response to Items 1 through 11 of this Schedule TO, except to the extent information is specifically provided in this Schedule TO or incorporated by reference to another document filed with the SEC. Capitalized terms used but not specifically defined in this Schedule TO have the meanings given to them in the applicable one of the Notice of Fundamental Change, the 1.625% Prospectus Supplement and the 0.25% Prospectus Supplement.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the sections of the Notice of Fundamental Change, and the information set forth in the section of each of the Prospectus Supplements, captioned “Summary Term Sheet” is incorporated by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The obligor with regard to the Notes is a wholly-owned subsidiary of Lennar and Lennar has guaranteed its obligations with regard to the Notes. Therefore, the subject company is Lennar Corporation. It is a Delaware corporation. Its principal executive office is located at 700 Northwest 107th Avenue, Miami, Florida 33172 and its telephone number at that office is (305) 559-4000. The information set forth in the section captioned “Information Regarding The Fundamental Change Purchase Right — Information about New CalAtlantic and Lennar” in the Notice of Fundamental Change is incorporated by reference.

(b) This Amended Schedule TO relates to (i) the right of holders of Notes to require New CalAtlantic to purchase their Notes on March 30, 2018, (ii) the rights of holders of Notes under the Supplemental Indentures upon conversion of Notes, and (iii) the offer by Lennar to issue upon conversion of Notes during the period ending on March 29, 2018, instead of the consideration called for by the Supplemental Indentures, a combination of Lennar Class A and Class B common stock and cash. At the date of this Amended Schedule TO, there were $6,688,000 principal amount of outstanding 1.625% Notes and $267,500,000 principal amount of outstanding 0.25% Notes.

(c) The Notes are not listed on any national securities exchange and there is no established trading market for the Notes.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 2(a) and (b) above is incorporated by reference. The Fundamental Change Purchase Right, the right of conversion under the Supplemental Indentures and Lennar’s offer of Modified Conversion Consideration, together, constitute an issuer tender offer with alternate types of consideration. Lennar is the filing person. Lennar’s principal executive office is 700 Northwest 107th Avenue, Miami, Florida 33172 and its telephone number at that office is (305) 559-4000.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the sections captioned “Summary Term Sheet” and “Information Regarding The Fundamental Change Purchase Right” in the Notice of Fundamental Change, and the sections captioned “Summary Term Sheet” and “The Offer Regarding Modified Merger Consideration – Lennar’s Offer” in each of the Prospectus Supplements, is incorporated by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The 1.625% Notes were issued by Ryland under the Seventh Supplemental Indenture. The 0.25% Notes were issued by Ryland under the Ninth Supplemental Indenture. On October 1, 2015, Ryland was merged into the former CalAtlantic Group, Inc. (“Old CalAtlantic”) and Old CalAtlantic assumed the obligations of the Issuer under the Indenture. On February 12, 2018, Old CalAtlantic was merged with and into New CalAtlantic. New CalAtlantic, which is a wholly owned subsidiary of Lennar, assumed the obligations of Old CalAtlantic under the Indenture and the Notes, and Lennar guaranteed the obligations of New CalAtlantic with regard to the Notes.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The purpose of this transaction is to satisfy New CalAtlantic’s obligation under the Supplemental Indentures to purchase all the Notes that are validly tendered through exercise of the holders’ Fundamental Change Purchase Right and not withdrawn, and to provide holders of Notes with alternatives if they elect to convert their Notes during the period when the Make-Whole Adjustment is in effect, which ends at 5:00 p.m. on March 29, 2018.

The information set forth in the sections of the Notice of Fundamental Change captioned Information Regarding the Fundamental Change Purchase Rights — The Notes”; “Information Regarding the Fundamental Change Purchase Rights — Information about New CalAtlantic and Lennar” and “Information Regarding the Fundamental Change Purchase Rights — SEC Filings by CalAtlantic, New CalAtlantic and Lennar,” and the information set forth in the sections of each of the Prospectus Supplements captioned “The Offer Regarding Modified Merger Consideration—Lennar’s Offer” and “—Consent to Amend Supplemental Indenture,” is incorporated by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    The information set forth in the sections of the Notice of Fundamental Change captioned “Information Regarding the Fundamental Change Purchase Rights — Payment of the Fundamental Change Purchase Price” and “Information Regarding the Fundamental Change Purchase Rights — Sources of Funds,” and the information set forth in the section of each of the Prospectus Supplements captioned “The Offer Regarding Modified Merger Consideration – Source of Funds,” is incorporated by reference.

(b)    None of the Fundamental Change Purchase Right, the obligation to deliver cash upon conversion of Notes in accordance with the applicable Supplemental Indenture, or the offer of Modified Merger Consideration is subject to a financing contingency.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the sections of the Notice of Fundamental Change captioned “Information Regarding the Fundamental Change Purchase Rights — Interests of Directors, Executive Officers and Affiliates in the Notes” and “Information Regarding the Fundamental Change Purchase Rights — Information about New CalAtlantic and Lennar,” and the information contained in the section of each of the Prospectus Supplements captioned “The Offer Regarding Modified Merger Consideration – Interests of Directors, Executive Officers and Affiliates in Notes,” is incorporated by reference. To the best of Lennar’s knowledge, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Item 1008(a) of Regulation M-A.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the section of the Notice of Fundamental Change captioned “Information Regarding the Fundamental Change Purchase Rights — Miscellaneous,” and the information following the cover page and set forth in the section of each of the Prospectus Supplements captioned “Where You Can Find More Information” is incorporated by reference.

None of Lennar, New CalAtlantic, any of their respective affiliates, officers, directors, employees or agents, the Trustee, the Paying Agent or the Conversion Agent makes any recommendation as to whether holders of the Notes should exercise their right to require New CalAtlantic to purchase Notes or should convert their Notes, either for the conversion consideration provided for in the applicable Supplemental Indenture or for the Modified Conversion Consideration that Lennar is offering.

ITEM 10.	FINANCIAL STATEMENTS.

The financial and pro forma information set forth in the Joint Proxy Statement/Prospectus that is part of Registration Statement File No. 333-221738 and the information in Item 6 of Lennar’s Annual Report on Form 10-K filed with the SEC on January 25, 2018 are incorporated by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)	Not applicable.

(a)(2)	To the best of Lennar’s knowledge after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in connection with the Fundamental Change Purchase Right, the conversion of Notes for the conversion consideration provide for in the Supplemental Indentures, or Lennar’s offer of Modified Conversion Consideration, except that the issuance of Lennar Class A and Class B common stock upon conversion of Notes was registered under the Securities Act of 1933, as amended, in Registration Statement File No. 333-22178, which was declared effective on January 4, 2018.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Notice of Fundamental Change to Holders of the 0.25% Convertible Senior Notes due 2019 and Holders of the 1.625% Convertible Senior Notes due 2018, dated February 16, 2018.

(a)(1)(B)	Offer of Modified Conversion Consideration and Solicitation of Consents relating to the 1.625% Convertible Senior Notes due 2018 – incorporated by reference to Prospectus Supplement dated February 21, 2018 to Registration Statement File No. 333-221738.

(a)(1)(C)	Offer of Modified Conversion Consideration and Solicitation of Consents relating to the 0.25% Convertible Senior Notes due 2019 – incorporated by reference to Prospectus Supplement dated February 21, 2018 to Registration Statement File No. 333-221738.

(a)(1)(D)	Joint Proxy Statement/Prospectus dated January 4, 2018 – Incorporated by reference to Registration Statement File No. 333-221738.

(b)	Not applicable

(d)(1)	Indenture dated as of June 28, 1996, between The Ryland Group, Inc. and Chemical Bank, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to Registration Statement No. 33-50933, filed by The Ryland Group, Inc. on May 15, 1996.

(d)(2)	Seventh Supplemental Indenture dated as of May 16, 2012 by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 16, 2012 (File No. 001-08029).

(d)(3)	Ninth Supplemental Indenture dated as of May 20, 2013, by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 20, 2013 (File No. 001-08029).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated: February 27, 2018

LENNAR CORPORATION

By:	/s/ Bruce Gross
Name:	Bruce Gross
Title:	Vice President and Chief Financial Officer